Filed Pursuant to Rule 433

Registration Statement No. 333-165889

May 14, 2012

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 4.125% Series due 2042

Legal Format:	SEC Registered

Ratings*:	Moody’s: A3 (stable); S&P: BBB+ (stable); Fitch: A- (stable)

Principal Amount:	$300,000,000 (Reopening of First Mortgage Bonds, 4.125% Series due 2042, of which $250,000,000 were previously issued on March 1, 2012), for a total amount of $550,000,000.

Trade Date:	May 14, 2012

Settlement Date:	May 17, 2012 (T+3)

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on September 1, 2012.

Initial Interest Accrual Date:	March 1, 2012

Total Accrued Interest Payable to the Issuer:	$8.71 per $1,000 principal amount of bonds, accrued from March 1, 2012 to but excluding May 17, 2012

Maturity Date:	March 1, 2042

Benchmark Treasury:	3.125% due February 15, 2042

Benchmark Treasury Price/Yield:	103-10/2.957%

Re-Offer Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	4.157%

Coupon:	4.125%

Public Offering Price:	99.451%, plus accrued interest from March 1, 2012

Optional Redemption:	Prior to September 1, 2041, at any time at a discount rate of Treasury plus 20 basis points. On or after September 1, 2041, at any time at par.

Issuance of Additional Bonds:	As of March 31, 2012, approximately $717 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $300,000,000 of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Gross Spread:	0.875%

Net Proceeds (before expenses):	Approximately $295,728,000 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAH3/US95709TAH32

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, Citigroup Global Markets Inc. toll-free at (877) 858-5407 or J.P. Morgan Securities LLC collect at (212) 834-4533.